UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Frequency Electronics, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

358010106
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
79 West Paces Ferry Road, Suite 200B
Atlanta, GA 30305

With a copy to:

Rick Miller Bryan Cave LLP 1201 W. Peachtree St., 14th Floor Atlanta, GA 30309 Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358010106	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 800,072
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 800,072
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,072
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 358010106	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 848,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 848,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 848,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.8
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 358010106	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 848,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 848,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 848,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 358010106	Page 5 of 7 Pages

SCHEDULE 13D
Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on August 2, 2013, as amended on December 30, 2013, and as amended on December 19, 2014 (the “Schedule 13D”), with respect to the Common Stock, par value $1.00 per share (the “Common Stock”) of Frequency Electronics, Inc., a Delaware corporation (the “Corporation” or “Company”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows:
Item 3.                                        Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated in its entirety to read as follows:
The aggregate purchase price of the 848,855 shares of Common Stock beneficially owned by the Reporting Persons is approximately $8,823,304 not including brokerage commissions, which was funded with partnership funds of Privet Fund LP and with assets under separately managed accounts with Privet Fund Management LLC. Privet Fund LP effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime brokers’ credit policies.
Item 4.                                        Purpose of Transaction.
Item 4 is hereby amended to add the following:
On June 4, 2015, the Reporting Persons and the Corporation entered into an agreement (the “Agreement”).  The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.
Pursuant to the terms of the Agreement, the Corporation agreed, among other things, to select and appoint a director nominee to the Corporation’s board of directors (the “Board”) from two candidates presented by the Reporting Persons, when and if the Reporting Persons elect to present such candidates to the Board.  The Reporting Persons agreed to not propose any matters for shareholder action or any candidates for shareholder election to the Board and to other customary standstill provisions until the earliest of (i) thirty (30) days prior to the last date on which a stockholder may timely submit to the Corporation notice of the Reporting Persons’ intention to nominate a director or propose an item of business at the 2016 annual meeting of stockholders, (ii) termination of the Agreement, or (iii) ten days after notice to the Company that it has materially breached the Agreement, unless such breach has been cured. Notwithstanding the foregoing, the provisions of Sections 3.2(a)(i)(D), 3.2(a)(ii), 3.2(a)(iii), 3.2(a)(iv) and 3.4 shall survive any termination of the Agreement by the Reporting Persons until the completion of the 2015 Annual Meeting unless a third party arbitrator determines that there has been a material breach of the Agreement by the Company which remained uncured for a specified period of time or if the Company notifies the Reporting Persons that it has waived its right to avail itself of the arbitration procedure to determine whether an alleged material breach by the Company has occurred.  The Agreement also contains confidentiality provisions with respect to certain information provided to the Reporting Persons.
Item 5.                                        Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated in its entirety to read as follows:

CUSIP No. 358010106	Page 6 of 7 Pages

(a)            As of the date of this filing, the Reporting Persons beneficially own 848,855 shares (the “Shares”), or approximately 9.8% of the outstanding Common Stock of the Corporation (calculated based on information included in the Form 10-Q filed by the Corporation for the quarterly period ended January 31, 2015, which reported that 8,619,340 shares of Common Stock were outstanding as of March 9, 2015).
Item 6.                                        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
On June 4, 2015, the Reporting Persons and the Corporation entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.
Item 7.                                        Materials to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibit:
Exhibit 99.1	Agreement, dated as of June 4, 2015, by and among the Reporting Persons and the Corporation.

SCHEDULE 13D
CUSIP No. 358010106	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 15, 2015
PRIVET FUND LP

By: Privet Fund Management LLC,
Its Managing Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

/s/ Ryan Levenson
Ryan Levenson